Liquid Media Announces Issuance of Cease Trade Order

VANCOUVER, British Columbia, July 26, 2022 – Liquid Media Group Ltd. (the “Company”, “Liquid Media” or “Liquid”) (Nasdaq: YVR) is announcing the issuance of a cease trade order (“CTO”) by the British Columbia Securities Commission under National Instrument 51-102 – Continuous Disclosure Obligations effective today, as a result of the Company not having filed its interim financial statements and accompanying management’s discussion and analysis for the period ended May 31, 2022 (together, the “Interim Filings”).

As previously discussed, the Company has experienced unexpected delays in consolidating financial information from, and completing purchase accounting for, its recently acquired operations, and has recently engaged a new Chief Financial Officer. The Company is actively and expeditiously working with its auditors to file the Interim Filings, at which point the Company will seek to have the CTO revoked.

Pursuant to the CTO, a beneficial shareholder of the Company who is not, and was not at the date of the CTO, an insider or control person of the Company, may sell securities acquired before the date of the CTO, provided that the sale is made through a market outside Canada, and the sale is made through an investment dealer registered in British Columbia.

The Company also confirms, as of the date of this news release, that there is no other material information concerning the affairs of the Company that has not been generally disclosed.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company empowering independent IP creators. Liquid’s end-to-end solution enables professional video (film/TV and streaming) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Investor / Business
Justin Kulik
CORE IR
justin@coreIR.com

Industry
Jane Owen
Jane Owen PR                                                                                                                                                  +1 (323) 819-1122
jane@janeowenpr.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions, as well as additional risks disclosed in the Company’s annual and quarterly financial reports available at www.sedar.com. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.